                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                              AMERICASDOCTOR, INC.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)


                                   00003061D1
                                 (CUSIP Number)


                                  June 25, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d - 1(b)
                  [ ]     Rule 13d - 1(c)
                  [x]     Rule 13d - 1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and a subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                Page 1 of 5 Pages

CUSIP NO.00003061D1
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           eResearchTechnology, Inc. 22-3264604
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                   (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  5  |   SOLE VOTING POWER
   SHARES      |     |       268,124
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  6  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  7  |   SOLE DISPOSITIVE POWER
               |     |       268,124
               |_____|________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          268,124
______________________________________________________________________________

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)                           [ ]
______________________________________________________________________________

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.5%
______________________________________________________________________________

   12     TYPE OF REPORTING PERSON (See Instructions)
                CO
_____________________________________________________________________________

                                  Schedule 13G


Item l(a)         Name of Issuer:
                  ---------------

                           AmericasDoctor, Inc.

Item l(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                           1325 Tri-State Parkway, Suite 300
                           Gurnee, Illinois  60031


Item 2(a)         Name of Person Filing:
                  ----------------------

                           eResearchTechnology, Inc.

Item 2(b)         Address of Principal Business Office:
                  -------------------------------------

                           30 South 17th Street
                           Philadelphia, Pennsylvania  19103

Item 2(c)         Citizenship:
                  ------------

                           United States

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                           Class A Common Stock, $.001 Par Value

Item 2(e)         CUSIP Number:
                  ------------

                           00003061D1

Item 3:           Not Applicable

Item 4(a):        Amount Beneficially Owned:
                  -------------------------

                  eResearchTechnology, Inc. may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) 268,124 shares of the Class A common stock due to its ownership of the following securities:

                           (i)      127,292 shares of Series A preferred stock;

                           (ii)     140,832 shares of Class A common stock.

Item 4(b):   Percent of Class
             ----------------

             7.5% (based upon outstanding shares of the Class A common stock as indicated in the Issuer's most recently filed Report on Form 10-Q)

Item 4(c):   Number of shares as to which person has:

             (i)      sole power to vote or direct the vote:           268,124
             (ii)     shared power to vote or direct the vote:               0
             (iii)    sole power to dispose or direct the
                      disposition of:                                  268,124
             (iv)     shared power to dispose of or direct
                      the disposition of:                                    0

Item 5:      Not Applicable

Item 6:      Not Applicable

Item 7:      Not Applicable

Item 8:      Not Applicable

Item 9:      Not Applicable

Item 10:     Not Applicable

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in my statement is true, complete and correct.

Dated:   February 4, 2002
                                       eResearchTechnology, Inc.

                                       By:      s/ Joseph Esposito
                                             ----------------------------------
                                                     [Signature]

                                                   Joseph Esposito/President
                                              ---------------------------------
                                                      Name/Title